21002068

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SEC Mail Processing Section

MAR 03 2021

Washington, DC

415

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andrew Garrett, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Vanderbilt Avenue, 5th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
9258899737
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions Certified Public Accountants and Associates
(Name – if individual, state last, first, middle name)

2000 Banks Road Suite 218 (Address) Margate (City) FL (State) 33063 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andrew Garrett, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Administrative Office

Title

Notary Public 3/1/21

LANDRIT ALIBEGU
Notary Public - State of New York
NO. 01AL6399921
Qualified In Richmond County
My Commission Expires Nov 4, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDREW GARRETT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

with

INDEPENDENT AUDITORS' REPORT

ANDREW GARRETT, INC.

For the year ended December 31, 2020

CONTENTS

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Andrew Garrett, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Andrew Garrett, Inc. as of December 31, 2020 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Andrew Garrett, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Andrew Garrett, Inc.'s management. Our responsibility is to express an opinion on Andrew Garrett, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Andrew Garrett, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as Andrew Garrett, Inc.'s auditor since 2019.

Assurance Dimensions
Margate, Florida
March 1, 2021

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

ANDREW GARRETT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Assets		
Cash and cash equivalents	$	660,548
Deposit with clearing organization		50,000
Receivables from broker dealers and clearing organization		647,781
Prepaid expenses		96,606
Property and equipment, net		-
Operating ROU lease asset		108,462
Other receivables		75,864
Loan to shareholder		500,000
Security deposits		54,275
Total assets	$	2,193,536
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$	277,949
Accrued commissions		427,131
PPP loan payable		236,900
Operating lease liability		113,892
Total current liabilities		1,055,872
Commitments, contingencies and guarantees:		
Subordinated borrowings		200,000
Total liabilities		1,255,872
Stockholders' equity		
Common stock Class A - $0.01 value, voting; 1,000 shares issued and 4,000 voting Class A and 500 non-voting Class B outstanding		10
Additional paid in capital		4,820,735
Accumulated deficit		(3,883,081)
Total stockholders' equity		937,664
Total liabilities and stockholders' equity	$	2,193,536

See accompanying notes to financial statements.

ANDREW GARRETT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

1. Organization and nature of business

Andrew Garrett, Inc. ("the Company") formerly known as Midwest Discount Brokers, Inc., was incorporated in the State of Missouri on March 18, 1992. The Company is a broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company began operating as an introducing broker-dealer in July 1992. The Company does not hold funds or securities for or owes any money or securities to customers and does not maintain accounts of, or for, customers. The agreement with the clearing broker requires the Company to assume the credit risk associated with customer transactions.

In November 2001, the Company merged with Andrew Garrett Acquisition Corporation. Andrew Garrett Acquisition Corporation, a Delaware Corporation, and affiliate of Andrew Garrett Holding Corporation D/B/A Andrew Garrett, Inc. of New York, was formed for the sole purpose of acquiring all of the outstanding common stock of the existing Midwest Discount Brokers, Inc. Immediately subsequent to the acquisition of the stock of Midwest Discount Brokers, Inc., the two Corporations completed a merger of the two existing Corporations. At the time of the merger, Andrew Garrett Acquisition Corporation had no assets or liabilities; all assets having been expended in the stock acquisition and no liabilities incurred in said stock acquisition.

Upon completion of the merger the surviving entity cancelled all of the prior outstanding stock certificates; changed the authorized share of common stock from the prior authorized common stock to 5,000 shares voting Class A of $.01 par value stock and 500 shares of non-voting Class B of $.01 par value stock and issued the new 1,000 Class A shares. The surviving entity changed its corporate name from "Midwest Discount Brokers, Inc." to "Andrew Garrett, Inc." and filed the election with the Secretary of State for the Company to operate under the name "Andrew Garrett, Inc." tofacilitate the continuing operations with customers and suppliers.

2. Summary of significant accounting policies

Basis of presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Accounting standards
During 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) became effective and superseded prior existing financial accounting standards and is now the single source of authoritative U.S. generally accepted accounting principles (GAAP). The Codification does not change previous GAAP and, accordingly, its adoption did not have a material impact on the Company's financial statements.

2. Summary of significant accounting policies (continued)

Revenue recognition

The Company follows ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606), that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract.

Performance obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Commission income

The Company earns commissions by executing client transactions in stocks, mutual funds, variable annuities and other financial products and services as well as from trailing commissions which are variable. Commissions revenue is recognized on trade date when the performance obligation is satisfied. Commissions revenue is paid on settlement date, which is generally two business days after trade date for equities securities and corporate bond transactions and one business day for government securities and commodities transactions.

The Company records a receivable on the trade date and receives a payment on settlement date. For trailing commissions, the performance obligation is satisfied at the time of the execution of the transactions but the amount to be received for trailing commissions is uncertain, as it is dependent on the value of the investments at future points in time as well as the length of time the investor holds the investments, both of which are highly susceptible to variable factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the investment and the investor activities are known, which are usually monthly or quarterly.

2. Summary of significant accounting policies (continued)

Investment banking income

Investment banking fee income represents fees earned from providing merger and acquisition, financial restructuring advisory services, and acting as a placement agent for a client's securities.

Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fee at the time the underwriting is completed and the income is recognized at that point in time. As a placement agent, the Company earns its success fees on its best efforts offerings on the closing date at a point in time. Merger and acquisition and financial restructuring advisor services are recognized as the services are performed at a point in time.

Soft dollar arrangements

Soft dollar revenue represents a commission percentage charged by the Company, for research and for trade services arranged by the company. The Company purports that it is an agent in soft dollar arrangements. ASC 606-10-55-38 states "an entity is an agent if the entity's performance obligation is to arrange for the provision of the specified goods or services by another party. An entity that is an agent does not control the specified goods or services provided by another party before the goods or service is transferred to the customer. When (or as) an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the other party to provide it the specified goods or service to be provided by the other party."

The Company recognizes revenue and expense on a net basis and is included in commission income. Soft dollar revenue ceased in August 2020.

Advisory income

Advisory fee revenue are fees paid by investors for professional advisory services. It can be charged as a percentage of total assets or it may be associated with a broker-dealer transaction.

Advisory fees are billed in advance on a quarterly basis at the beginning of each quarter and revenue is recognized equally over the quarter's three-month period.

Annuity income

Annuity income consists of revenue from annuity commissions and trailers along with other insurance products. These revenues are recognized at a point in time on a monthly or quarterly basis.

Other income

The Company recognizes as other income mutual sales credits/mutual funds trailers and subscription based tax credits. These revenues are recognized at a point in time on a monthly or quarterly basis.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents. The Company maintains some of its cash balances in accounts, which at times may exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

The Company is engaged in various trading and brokerage activities whose counter parties include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income. For financial reporting purposes, depreciation is computed using the straight-line method over the useful life of the asset while for income tax reporting, depreciation is computed using the Modified Accelerated Cost System (MACRS) over the statutorily prescribed recovery periods.

Income taxes

Income taxes are based on taxable income or loss. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's U.S. Federal and state income taxes prior to 2017 are closed and management continually evaluates statutes of limitations, audits, proposed settlements, changes in tax law, and authoritative rulings. If applicable, the Company would recognize interest and penalties associated with uncertain tax positions as part of the income tax provision and would include accrued interest

and penalties with the tax liability. There were no interest and penalties recognized during 2020.

2. Summary of significant accounting policies (continued)

Advertising

The Company's policy is to expense advertising costs as the costs are incurred. There was no advertising expense for the year ended December 31, 2020.

Subsequent events

In accordance with FASB ASC Topic 855, *Subsequent Events* (after December 31, 2020) have been evaluated through March 1, 2021, which is the date the financial statements were available to be issued and has determined that there are no material events that would require adjustment to or additional disclosure herein.

Fair value measurement

FASB ASC 820 defined fair value as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. There is a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments. The hierarchy is summarized in the three broad levels listed below:

Level 1 – quoted prices in active markets for identical investments
Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments

The carrying amount of the Company's financial assets and liabilities approximate their fair value because of the short maturity of those instruments.

Leases

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842).* The guidance in this ASU supersedes the leasing guidance in Topic 840, *Leases.* Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. In September 2017, the FASB issued ASU 2017•13, *Revenue Recognition (Topic 842): Amendments to SEC Paragraphs,* which rescinds certain SEC Observer comments and staff.

In September 2017, the FASB issued ASU 2017-13, *Revenue Recognition (Topic 842): Amendments to SEC Paragraphs,* which rescinds certain SEC Observer comments and staff announcements from the lease guidance and incorporates SEC staff announcements on the effect of a change in tax law on leveraged leases from ASC 840 into ASC 842.

In January 2018, the FASB issued ASU 2018-01, *Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842,* which amends the new lease guidance to add an optional transition practical expedient that permits an entity to continue applying its current accounting policy for land easements that exist or expire before the ASC 842 effective date.

In July 2018, the FASB issued ASU 2018-10, *Codification Improvements to Topic 842, Leases,* which makes narrow scope improvements to the standard for specific issues. In July 2018, the FASB also issued ASU 2018-11, *Leases (Topic 842): Targeted Improvements,* which provides an optional transition method allowing the standard to be applied at adoption date.

A modified retrospective transition approach is required. An entity may adopt the guidance either (1) retrospectively to each prior reporting period presented in the financial statements with a cumulative-effect adjustment recognized at the beginning of the earliest comparative period presented or (2) retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment. The Company has adopted the modified retrospective guidance at the beginning of the period of adoption, January 1, 2019. The adoption of the new standard has increased the Company's recorded assets and liabilities by equal amounts through the recognition of right-of-use assets and lease liabilities for our operating leases. We believe that the adoption of the new standard has not had a material impact on our results of operations or liquidity.

While ASC 842 does not have an exclusion for low-value assets, the Company has adopted a capitalization threshold beginning with the period of compliance for ASC 842. The Company has determined that leases below the present value of $5,000 are not material to the Company and therefore, will not been recognized.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit losses ("ASU 206-13"), which requires the immediate recognition of management's estimates of current expected credit losses. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019. The Company has evaluated the impact of this accounting standard on its financial statements and determined it to be immaterial.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurements (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820. The ASU is effective for fiscal years beginning after December 15, 2019. The Company has evaluated the impact of this accounting standard on its financial statements and determined it to be immaterial.

The Company does not believe that the adoption of any other recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

3. Receivables from and deposit with clearing organization

Receivables from broker dealers and clearing organization

The Company clears certain of its proprietary and customer transactions through a clearing broker dealer on a fully disclosed basis. The receivables from broker dealers and clearing organization includes approximately $266,000 of cash held by the clearing organization for previously received commissions and also includes a receivable from this clearing organization for commissions generated.

As stated in Note 2, the Company records securities transactions on a trade date basis. Further, the Company has agreed to indemnify its clearing organization for losses that the clearing organization may sustain from the customer accounts introduced by the Company.

Included in the receivables from broker dealers and clearing organization is a receivable for commissions at December 31, 2020 from the Company's clearing organization that amounted to $381,626. This receivable was collected in January 2021.

The Company's policy is to write-off doubtful accounts receivable in the year deemed uncollectible. In the opinion of management, no allowance for doubtful accounts is required as of December 31, 2020.

Deposit with clearing organization

The minimum deposit of $50,000 with the clearing organization is required by the clearing agreement.

4. Accounts payable, accrued expenses and accrued commissions

Accounts payables are a company's ongoing expenses that are typically short-term debts, in which the company has been billed for goods or services and are due at a later date. Accrued expenses are for goods or services that have been utilized but have not yet received any billing documentation for and therefore, do not show up in the company's records. In order to properly record the expense an entry is made recording the expense and the related liability.

Accounts payable and accrued expenses are summarized as follows:

Accounts payable	$	51,541
Accrued expenses		72,771
Accrued legal expense		153,637
	$	277,949
Accrued commissions	$	427,131

Included in the accrued commissions is approximately $149,000 in compensation set aside for two former employees due at the end of their agreement, which ends in January 2023.

5. Property and equipment

Property and equipment are summarized as follows:

Furniture and equipment	$	469,985
Improvements		9,446
Less: accumulated depreciation		(479,431)
	$	-

6. Subordinated borrowings

The Company has a subordinated loan agreement with RBC Correspondent Services, a division of RBC Capital Markets Corporation in the amount of $200,000 which mature on December 31, 2022 and bear interest at the 30-day London Interbank Offered Rate (LIBOR) (0.16% as of December 31, 2020) plus 4% per annum. FINRA has found the referenced agreement acceptable as a satisfactory subordination agreement effective as of December 31, 2019. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. There is no collateral for the subordinated borrowings.

7. PPP loan payable

During the year ended December 31, 2020, the Company obtained a Paycheck Protection Program loan under the CARES Act in the amount of $236,900 to help keep the workforce employed during the COVID-19 crisis. The loan has a maturity of 2 years, an interest rate of 1% and initial loan payments are deferred for ten months. The loan can be fully forgiven if the funds are used for payroll costs, interest on mortgages, rent, and utilities. Management intends to fully comply with the forgiveness provisions and expects to apply and be accepted for the loan to be forgiven in 2021.

8. Income taxes

The provision for income taxes is summarized as follows:

Deferred tax expense:		
Federal		11,561
State		27,115
Valuation allowance		(38,676)
Total provision for income taxes	$	-

The following is the federal tax rate reconciliation:

Federal tax rate	(21%)
State tax rate	(10%)
Permanent items	(16%)
Rate change	(77%)
Allowance	124%
	-

At December 31, 2020 the Company had total federal net operating loss carry-forwards of approximately $927,000. Approximately $823,000 that can be deducted against future taxable income that expire between 2030 and 2036. Approximately $104,000 have no expiration date but are subject to the Internal Revenue Code under the Tax Cuts and Jobs Act (TCJA). Under the TCJA, the NOL deduction for a tax year is equal to the lesser of (1) the aggregate of the NOL carryovers to such year, plus the NOL carry-backs to such year, or (2) 80% of taxable income (determined without regard to the deduction) (Sec. 172(a)). Generally, NOLs can no longer be carried back but are allowed to be carried forward indefinitely (Sec. 172(b)(l)(A)). The special extended carryback provisions are generally repealed, except for certain farming and insurance company losses.

The Company accounts for income taxes under Accounting Standards Codification 740, Income Taxes "ASC 740". ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial losses and the tax basis of assets and liabilities for both the expected future tax benefit to be derived from tax losses and tax credit carry forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Internal Revenue Code Section 382 "IRC 382" places a limitation on the amount of taxable income that can be offset by carry forwards after a change in control (generally greater than a 50% change in ownership). In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

8. Income taxes (continued)

The table below summarizes the differences between the Company's effective tax rate and the statutory federal rate as follows for the period ended December 31, 2020:

	2020
Statutory federal rate	21.00%
State tax, net of federal	5.52%
Effective tax rate	26.52%

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. The components of the net deferred tax liability for the year ended December 31, 2020 was as follows:

	2020
Other	4,571
Net operating losses	245,773
Valuation allowance	(250,344)
Total	-

The valuation allowance changed by $38,677 during the year ended December 31, 2020.

The Company has based the decision not to calculate a deferred tax asset under ASC Subtopic 740-10 (FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN48)) More-Likely-Than-Not Tax Treatment.

9. Net capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2020, the Company had net capital of $410,919 which was $310,919 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 1.73 to 1 as of December 31, 2020.

10. Commitments and contingencies

The Company leases an office under a long-term lease which expires on May 31, 2021 and several other offices on a month-to-month basis.

The monthly rent under the lease is currently $24,345. The Company also has a three-year operating lease with Mazda which expires in September 2022, with a monthly payment of $352.92. The Company classified this lease as an operating lease. The Company's lease does not include termination options for

10. Commitments and contingencies (continued)

either party to the lease or restrictive financial or other covenants. As a result of the adoption of the new lease accounting guidance, the Company recognized on January 1, 2019 (a) a total lease liability of $653,323, which represented the present value of the remaining payments of $704,174, discounted using the Company's incremental borrowing rate of 6% and (b) a right-of-use asset of $602,451.

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities as of December 31, 2020:

Year	Office Lease	Mazda Lease	Total
2021	$ 121,724	$ 4,235	$ 125,959
2022	-	4,170	4,170
Total lease payments	121,724	8,405	130,129
Less: Interest	15,339	898	16,237
Present value of lease payments	$ 106,385	$ 7,507	$ 113,892

11. Pending litigation, claims, and assessments

The Company currently has three active litigations/arbitrations pending. The complaining parties have alleged claims asserting breaches of contractual, statutory, and common law obligations. Management intends to vigorously defend these allegations and believes that any liability it may incur would not have a material adverse effect on its financial condition or its results of operations. Due to the ongoing litigations and arbitrations the Company has accrued $153,637 for legal fees and expenses, included in accounts payable and accrued expenses in the Company's Statement of Financial Condition. In February 2021, the Company settled one of the arbitrations for $20,000.

12. 401(k) plan

Substantially all of the Company's employees may elect to defer a portion of their annual compensation in the Company-sponsored 401(k) tax-deferred savings plan. The Company does not make matching contributions into this plan.

13. Related party transactions

The Company holds a $500,000 receivable from Andrew Sycoff, CEO, from a loan made to him by the Company. The transaction was entered into on December 27, 2017, at a 3% interest rate, and the due date of this note is December 31, 2024. This loan shall be forgiven upon: (i) Andrew Sycoff maintaining his employment as CEO of the Company through the due date; (ii) Andrew Sycoff's death prior to the due date; (iii) Andrew Sycoff's disability precluding him from effectuating his responsibilities; (iv) an adjudication of incompetence or appointment of a custodian/conservator for Andrew Sycoff prior to the due date; (v) the sale, transfer, or any other assignment of the assets or liabilities of the Company to any third party; (vi) termination of employment without cause; (vii) entry of an order for relief in bankruptcy (voluntary or involuntary) of the Company.

The Company received approximately $41,500 in advisory fees/commissions from related parties in 2020, which are included in advisory income.

In July 2019, two (2) of Andrew Garrett's senior managers were appointed to the board of directors of Integrity Applications, Inc. ("IGAP"), a company that is publicly traded on the OTCQB. In 2020, the firm received 3,375,000 restricted warrants (which was subsequently assigned out to related parties) to purchase shares of IGAP, that were fair valued at zero due to the fact that there is no public market for these warrants, the common stock underlying the warrants are restricted, and the thin nature of the public market for these shares. The managers continued to be on the board of directors of IGAP through 2020. As of December 31, 2020, the Company held approximately 387,000 shares of IGAP restricted common stock and 2,213,881 warrants to purchase shares of IGAP.